UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020.

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure and Appointment of Directors

On July 31, 2020, the Nominating Committee and the Compensation Committee approved and confirmed the appointment of K. Bryce Toussaint as a Director of the Company, with an annual compensation of US$25,000, effective August 1, 2020 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Mr. Toussaint will be serving on the Board of Directors as a non-employee, independent director. The Board has determined Mr. Toussaint is an “independent” director and an “audit committee financial expert” under applicable U.S. Securities and Exchange Commission (“SEC”) and Nasdaq Marketplace Rules. Mr. Toussaint has also been named as a member of the Nominating Committee and Compensation Committee, and as the Chair of the Audit Committee.

The foregoing descriptions of our offer letter to Mr. Toussaint is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

On July 31, 2020, Montgomery Simus tendered his notice of resignation to the Company, effective on August 14, 2020, due to personal reason. Mr. Simus currently serves as Company’s independent director and a member of the Audit Committee, the Compensation and Nomination Committee. Mr. Simus’s resignation was not the result of any disagreement with the Company with respect to its operations, polices or practices.

Concurrently, the Nominating Committee and the Compensation Committee approved and confirmed the appointment of Scott Silverman as a Director of the Company, with an annual compensation of US$20,000, effective August 14, 2020 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Mr. Silverman will be serving on the Board of Directors as a non-employee, independent director. The Board has determined Mr. Silverman is an “independent” director under applicable SEC and Nasdaq Marketplace Rules. Mr. Silverman has also been named as a member of the Nominating Committee, Compensation Committee, and the Audit Committee.

The foregoing descriptions of our offer letter to Mr. Silverman is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

There are no family relationships among the newly appointed directors and any other employees or members of the Board.

The biographical information of the newly appointed directors is set forth below:

K. Bryce Toussaint

Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, E&P, and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board.

Mr. Toussaint currently serves as the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity.

Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a CPA in the State of Texas. We believe Mr. Toussaint qualifies to be our director due to his financial expertise and public company experience.

Scott Silverman

Mr. Silverman has over 25 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman is currently a director nominee of Muliang Viagoo Technology, Inc. Mr. Silverman is also a partner and CFO of VC Capital Holdings, a diversified PE firm with portfolio investments in hospitality, healthcare and construction and engineering.  Additionally, Mr. Silverman serves as the CFO of Riverside Miami, a mixed use entertainment, food and beverage project in Miami, FL.  He also serves as the CFO of Healthsnap, Inc. a healthcare SaaS platform on the cutting edge of remote patient monitoring and chronic care management.  Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, which grew into a multi-national corporate financial management and advisory firm serving clients in the United States and Asia, and JJL Capital Management, a private equity firm specializing in investing in startup, early- and mid-stage companies. Prior, while serving as the VP of Finance of Itopia, Mr. Silverman was involved in the raise of over $5 million in Series A capital, reduced expenses by more than 40% and participated in a 100% increase in year-over-year top line revenues.  Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 7 companies public.  He has also assisted in raising over $35 million for client companies, both public and private.  He has a bachelor’s degree in finance from George Washington University and a Master’s degree in accounting from NOVA Southeastern University. We believe Mr. Silverman qualifies to be our director due to his finance expertise.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter of K. Bryce Toussaint, dated July 31, 2020
10.2	Director Offer Letter of Scott Silverman, dated July 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2020	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board